UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                                (Amendment No 4)


                             U.S. Home & Garden Inc
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)


                                   902939 10 7
                                 (CUSIP Number)


                                  Robert Kassel
                        655 Montgomery Street, Suite 830
                         San Francisco, California 94111
                                 (415) 616-8111
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                September 1, 2001
             (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and file copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 5 Pages

                                  SCHEDULE 13D

CUSIP No. 902939 10 7

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Robert Kassel

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

        PF, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         2,836,931 shares (of which 2,374,493 shares are issuable
                    upon exercise of outstanding options and warrants)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    --
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,698,281 shares (of which 2,374,493 shares are issuable
                    upon exercise of outstanding options and warrants)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    --

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,836,931 shares (of which 2,374,493 shares are issuable upon exercise of outstanding options and warrants)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        14.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

        IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                                               Page 2 of 5 Pages

          This Amendment No. 4 to the Schedule 13D of Robert Kassel (the "Reporting Person") amends the Schedule 13D and amendments thereto previously filed by the Reporting Person with respect to the common stock, $.001 par value per share (the "Common Stock") of U.S. Home & Garden Inc. (the "Company"). Except as modified hereby, there has been no change in Amendment no. 3 to the Schedule 13D previously filed by the Reporting Person with respect to the Common Stock.


Item 3. Source and Amount of Funds or Other Consideration.

          Of the 2,836,931 shares of Common Stock deemed to be beneficially owned by the Reporting Person:

          (a) 323,788 shares are issued and beneficially owned by the Reporting Person (includes 208,388 shares held in the Company's Non-Qualified Deferred Compensation Plan for Select Employees (the "Deferred Plan")) which were acquired by the Reporting Person for cash using personal funds or as gifts from his spouse;

          (b) 138,650 shares of Common Stock are owned of record by the Reporting Person's spouse which were acquired for cash using personal funds of the Reporting Person or his spouse; and

          (c) The Reporting Person owns options and warrants to purchase an aggregate of 2,492,493 shares of Common Stock that were issued to him by the Company. These options and warrants are exercisable at prices ranging from $1.69 to $3.25 per share. A total of 2,374,493 of these options and warrants are exercisable within 60 days from September 1, 2001.

Item 4.  Purpose of Transaction.

          The shares owned by the Reporting Person were either acquired by him from his wife or in open market transactions, and as to the shares held in the Deferred Plan, upon the exercise of options or warrants. The wife of the Reporting Person acquired the 138,650 shares of Common Stock owned of record by her either in connection with the formation of the Company or in private transactions for investment purposes. The options and warrants to purchase Common Stock from the Company were acquired by the Reporting Person in private transactions from the Company . These securities are being held for investment purposes. The purpose of the Reporting Person obtaining the right to vote the shares of Common Stock owned of record by the spouse of the Reporting Person is to enable the Reporting Person to influence the outcome of matters subject to a vote of stockholders of the Company. Depending upon market conditions and other factors that the Reporting Person may deem material to his investment decision, the Reporting Person may purchase additional securities of the Company, in the open market or in private transactions, or may dispose of all or a portion of the

                                                               Page 3 of 5 Pages
          securities of the Company that he now owns or hereafter may acquire.

          Except as set forth in this Item 4, the Reporting Person did not acquire the securities reported herein in connection with or in contemplation of any plan or proposal that relates to or that would result in any of the actions specified in clauses (a) through (j) of
          Item 4 of Schedule 13D.


Item 5. Interest in Securities of the Issuer.

          (a) The calculations in this Item are based upon 17,543,379 shares of Common Stock issued and outstanding as of the close of business on September 1, 2001. The Reporting Person beneficially owns 2,836,931 shares of Common Stock, comprising approximately 14.2% of the issued and outstanding Shares, including (i) 323,788 shares beneficially owned directly (of which 208,388 are held in the Deferred Plan), (ii) 2,374,493 shares issuable upon exercise of options and warrants owned by the Reporting Person directly; and (iii) 138,650 shares owned of record by the spouse of the Reporting Person as to which shares the Reporting Person has been granted an irrevocable proxy to vote such shares.


          The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934.

          (b) The Reporting Person has sole power to vote and dispose of all of the securities described in Items 5(a)(i) and the Common Stock issuable upon exercise of the options and warrants described in Item 5(a)(ii).

          The Reporting Person has the power to vote but not dispose of the shares of Common Stock owned by his spouse described in Item 5(a) above as being subject to an irrevocable proxy.

          (c) Neither the Reporting Person nor his spouse has effected any transactions in shares of the Common Stock or in any options or warrants to purchase Common Stock in the past 60 days except that the Reporting Person purchased 20,000 shares of Common Stock in the open market on each of June 18, 2001 and June 22, 2001 at prices of $.0.75 per share and $0.679 per share, respectively and 85,000 shares were transferred to the Company by the Reporting Person in June 2001. In addition, on September 1, 2001 the voting proxy previously granted to the Reporting Person by each of Messrs Joseph Owens II and Richard Grandy, respectively, terminated by their respective terms.

          (d) The Reporting Person affirms that no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by him, except for the shares owned of record by the spouse of the


                                                               Page 4 of 5 Pages

          Reporting Person as to which the Reporting Person has the right to vote such shares as reported under Item 5(a).

          (e) It is inapplicable for the purposes herein to state the date on which the Reporting Person ceased to be the owner of more than five percent (5%) of the Shares.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Except for the voting proxy given to the Reporting person by his spouse, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company.


Item 7. Material to be Filed as Exhibits.

          Not Applicable



                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   October 4, 2001

                                     /s/ Robert Kassel
                                        ------------------------
                                               Robert Kassel

                                                               Page 5 of 5 Pages